NEWS RELEASE

December 10, 2003

Trading Symbol: TSX: RNG

RIO NARCEA ADDED TO S&P/TSX COMPOSITE INDEX

Toronto – Rio Narcea Gold Mines, Ltd. announced today that it has been added to the S&P/TSX Composite Index, effective December 19, 2003.

“Rio Narcea is very pleased to be included in this index, which will further increase the Company’s liquidity and visibility thus benefiting our shareholders,” said Alberto Lavandeira, President and CEO.

The S&P/TSX Composite Index comprises approximately 70% of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S&P/TSX Composite Index and its broad economic sector coverage has made the S&P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S&P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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